UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.  Name and Address of Reporting Person

    Ronald L. Eubel
    c/o Eubel Brady & Suttman Asset Management, Inc.
    7777 Washington Village Drive
    Suite 210
    Dayton, Ohio 45459

2.  Issuer Name and Ticker or Trading Symbol

    Williams Controls, Inc.
    WMCO

3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

    12/01

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)


7.  Individual or Joint/Group Filing (check Applicable Line)

      X    Form filed by One Reporting Person
           Form filed by More than One Reporting Person



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
                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common Stock          12/07/01           S               4,900*** D    $0.51/sh   763,142*            I               **
Common Stock          12/20/01           S               4,000*** D    $0.50/sh   763,142*            I               **
---------------------------------------------------------------------------------------------------------------------------------

                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
Series A Con
Pfd Stock          $2.75         12/20/01     V***                  00       4/17/98             Common Stock 545,455

Conv. Sub
Deb. 7.5%          $2.00         12/20/01     V***                  00       4/19/00             Common Stock 140,000

Warrants $2.38     $2.38         12/20/01     V***                  00       3/31/03             Common Stock 28,000

Warrants $1.38     $1.38         12/20/01     V***                  00       3/01/02             Common Stock 862,500

Series A
Warrants           $3.13         12/20/01     V***                  00       7/22/02             Common Stock 38,181



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
   8. Price of            9. Number of        10. Ownership       11. Nature of
      Derivative             derivative           Form of             Indirect
      Security               Securities           Derivative          Beneficial
      (Instr. 5)             Benefi-              Security            Ownership
                             cially               Direct (D)          (Instr. 4)
                             Owned at             or Indirect
                             End of               (I) (Instr.
                             Month                4)
                             (Instr. 4)

                                                      I                  **
                                                      I                  **
                                                      I                  **
                                                      I                  **
                                                      I                  **
                             1,614,136                I                  **

Explanation of Responses:

* The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

**    General Partner or Principal of Investment Manager.

***   Open market sale for Advisory Client.

Signature of Reporting Person:

 /s/ Ronald L. Eubel
__________________________
     Ronald L. Eubel


Date: January 8, 2002

****  Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.



























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